

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Yair Malca
Chief Financial Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam, 2069206, Israel

   Re: InMode Ltd.
    Form 20-F for Fiscal Year Ended December 31, 2023
    File No. 001-39016

Dear Yair Malca:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and
         Services